The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these notes, and it is not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated February 14, 2022.

Preliminary Pricing Supplement No. J1393
To the Underlying Supplement dated June 18, 2020,

Product Supplement No. JPM–II dated February 4, 2022,
Prospectus Supplement dated June 18, 2020 and

Prospectus dated June 18, 2020

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-238458-02 February 14, 2022

Structured Investments	Credit Suisse $ Review Notes due February 16, 2024 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index

•	The notes are designed for investors who seek early exit through an automatic call prior to maturity at a premium if, on any Review Date, the Observation Level of each Underlying is equal to or greater than its respective Call Level.

•	If the notes are not automatically called, you will lose some or all of your investment at maturity. Investors should be willing to lose up to 100% of their investment. Investors in the notes must also be willing to forgo interest and dividend payments in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is February 24, 2023.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing February 16, 2024.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the notes is expected to be determined on or about February 14, 2022 (the “Pricing Date”), and the notes are expected to settle on or about February 17, 2022 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

•	The notes will not be listed on any securities exchange.

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $995.50 per note, and the placement agents with respect to sales made to such accounts will forgo any discounts and commissions.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo discounts and commissions for sales to fiduciary accounts. The total discounts and commissions represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $4.50 per $1,000 principal amount of notes. For more information, see “Supplemental Plan of Distribution” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $955 and $995 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P.Morgan

Placement Agent

February , 2022

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlyings:	The notes are linked to the performance of the lowest performing of the Underlyings set forth in the table below. For additional information on the Underlyings, see “The Reference Indices—The S&P Dow Jones Indices—The S&P U.S. Indices—The S&P 500® Index” and “The Reference Indices—The FTSE Russell Indices—The Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement. Each Underlying is identified in the table below, together with its Bloomberg ticker symbol and Initial Level.
Underlyings	Ticker	Initial Level
S&P 500® Index	SPX <Index>	4416.25
Russell 2000® Index	RTY <Index>	2024.450
Automatic Call:	If the Observation Level of each Underlying on any Review Date is equal to or greater than its respective Call Level for that Review Date, the notes will be automatically called for a cash payment per $1,000 principal amount of notes that will vary depending on the applicable Review Date and call premium. Payment will be made in respect of such automatic call on the immediately following Payment Date, and no further payments on the notes will be made. Each Review Date, Payment Date and Call Level for each Underlying on such Review Date is set forth in the table below. The Review Dates and Payment Dates are subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates.”

Review Dates	Payment Dates	Underlyings	Call Levels
February 24, 2023	March 1, 2023	S&P 500® Index Russell 2000® Index	4416.25 2024.450
Final Valuation Date	Maturity Date	S&P 500® Index Russell 2000® Index	3091.38 (Approximately 70% of Initial Level) 1417.115 (70% of Initial Level)

Observation Level:	For the first Review Date, the Observation Level for each Underlying will equal the closing level of such Underlying on such Review Date. For the Final Valuation Date, the Observation Level for each Underlying will equal the Final Level of such Underlying.
Payment if Called:

For every $1,000 principal amount of notes, you will receive, on the applicable Payment Date, one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

• $1,000 + ($1,000 × 9.70%) if called on the first Review Date

• $1,000 + ($1,000 × 19.40%) if called on the Final Valuation Date

Payment at Maturity:

If the notes are not called, your payment at maturity per $1,000 principal amount of notes will equal $1,000 + ($1,000 × Underlying Return of the Lowest Performing Underlying).

If the notes are not called, you will lose some or all of your investment at maturity. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Underlying Return:	For each Underlying, the performance of such Underlying from its Initial Level to its Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
If the notes have not been called, the Underlying Return of the Lowest Performing Underlying will be negative.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Initial Level:	For each Underlying, an intraday level of such Underlying on the Strike Date, as set forth in the table above.
Final Level:	For each Underlying, the arithmetic average of the closing level of such Underlying on each of the five Valuation Dates.
Strike Date:	February 11, 2022

Valuation Dates:	February 7, 2024, February 8, 2024, February 9, 2024, February 12, 2024 and February 13, 2024 (each, a “Valuation Date,” and February 13, 2024, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if any Valuation Date is postponed because it is not a trading day.
Maturity Date:	February 16, 2024, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates,” or if the Final Valuation Date is postponed for any reason. If the Maturity Date is not a business day, the Payment at Maturity will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Events of Default:

With respect to these notes, the first bullet of the first sentence of “Description of Debt Securities—Events of Default” in the accompanying prospectus is amended to read in its entirety as follows:

•    a default in payment of the principal or any premium on any debt security of that series when due, and such default continues for 30 days;

CUSIP:	22553PJV2

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated June 18, 2020, the product supplement dated February 4, 2022, the prospectus supplement dated June 18, 2020 and the prospectus dated June 18, 2020, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

•	Product Supplement No. JPM–II dated February 4, 2022: https://www.sec.gov/Archives/edgar/data/1053092/000095010322002034/dp166588_424b2-jpmii.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The table and examples below illustrate the hypothetical total return (which is simple, not compounded) on a $1,000 investment in the notes that would be realized on the applicable Review Date for a range of performance of the Lowest Performing Underlying. The table and examples below are based on the following assumptions:

•	The call premiums used to calculate the call price applicable to the first Review Date and the Final Valuation Date are 9.70% and 19.40%, respectively, regardless of the appreciation of any Underlying, which may be significant;

•	For each Underlying, the Call Level for the first Review Date equals the Initial Level of such Underlying, and the Call Level for the Final Valuation Date equals 70% of the Initial Level of such Underlying;

•	The “Total Return” as of any Review Date assumes that each Observation Level for each Underlying on any earlier Review Date was not equal to or greater than the Call Level applicable to such Review Date for such Underlying; and

•	The notes are purchased by the investor at $1,000 per $1,000 principal amount of notes.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical amounts payable on the notes set forth below are for illustrative purposes only. The actual amounts payable applicable to a purchaser of the notes will be based on the Observation Level of each Underlying on each relevant Review Date.

Percentage Change in the Level of the Lowest Performing Underlying at Review Date	Total Return at First Review Date	Total Return at Final Valuation Date
100%	9.70%	19.40%
90%	9.70%	19.40%
80%	9.70%	19.40%
70%	9.70%	19.40%
60%	9.70%	19.40%
50%	9.70%	19.40%
40%	9.70%	19.40%
30%	9.70%	19.40%
20%	9.70%	19.40%
10%	9.70%	19.40%
0%	9.70%	19.40%
-10%	N/A	19.40%
-20%	N/A	19.40%
-30%	N/A	19.40%
-31%	N/A	-31%
-40%	N/A	-40%
-50%	N/A	-50%
-60%	N/A	-60%
-70%	N/A	-70%
-80%	N/A	-80%
-90%	N/A	-90%
-100%	N/A	-100%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Observation Level of each Underlying on the first Review Date is equal to or greater than its respective Call Level.

Underlying	Observation Level of each Underlying on the first Review Date	Observation Level of each Underlying on the Final Valuation Date
Underlying A	100% of Initial Level	N/A
Underlying B	110% of Initial Level	N/A

Because the Observation Level of each Underlying is equal to or greater than its respective Call Level on the first Review Date, the notes are automatically called, and the investor receives a single payment of $1,097 per $1,000 principal amount of notes. There will be no further payments on the notes.

Example 2: The notes are not automatically called on the first Review Date and the Observation Level of each Underlying on the Final Valuation Date is equal to or greater than its respective Call Level.

Underlying	Observation Level of each Underlying on the first Review Date	Observation Level of each Underlying on the Final Valuation Date / Final Level
Underlying A	70% of Initial Level	175% of Initial Level
Underlying B	75% of Initial Level	180% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on the first Review Date, and (b) the Final Level of each Underlying was equal to or greater than the applicable Call Level, the notes are called on the Final Valuation Date, and the investor receives a single payment of $1,194 per $1,000 principal amount of notes. Even though the level of each Underlying has increased from its Initial Level to its Final Level by more than 19.40%, which is the call premium applicable to the Final Valuation Date, the total return is limited to the applicable call premium.

Example 3: The notes are not automatically called on the first Review Date and the Observation Level of each Underlying on the Final Valuation Date is equal to or greater than its respective Call Level.

Underlying	Observation Level of each Underlying on the first Review Date	Observation Level of each Underlying on the Final Valuation Date / Final Level
Underlying A	70% of Initial Level	85% of Initial Level
Underlying B	75% of Initial Level	80% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on the first Review Date, and (b) the Final Level of each Underlying was equal to or greater than the applicable Call Level, the notes are called on the Final Valuation Date, and the investor receives a single payment of $1,194 per $1,000 principal amount of notes. Even though the Final Level of each Underlying is less than its Initial Level, you will receive a positive return on your investment.

Example 4: The notes are not automatically called.

Underlying	Observation Level of each Underlying on the first Review Date	Observation Level of each Underlying on the Final Valuation Date / Final Level
Underlying A	70% of Initial Level	60% of Initial Level
Underlying B	75% of Initial Level	40% of Initial Level

Because (a) the Observation Level of each Underlying was not equal to or greater than its respective Call Level on the first Review Date, and (b) the Final Level of the Lowest Performing Underlying has declined by 60% from its Initial Level, the notes are not called and the Payment at Maturity is $400 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

Selected Purchase Considerations

•	STEP-UP PAYMENT POTENTIAL — If the Observation Level of each Underlying is equal to or greater than its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of notes equal to $1,000 plus the applicable call premium, as specified under “Key Terms—Payment if Called”. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — The notes will be called before maturity if the Observation Level of each Underlying is equal to or greater than its respective Call Level on any Review Date and you will receive, on the applicable Payment Date, the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. This section describes material risks relating to an investment in the notes. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If the notes are not automatically called, you will lose 1% of your principal for each 1% decline in the Final Level of the Lowest Performing Underlying as compared to its Initial Level. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less on the notes than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since any payment on the notes is based on the performance of the Underlyings. Because the Payment at Maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE NOTES ARE SUBJECT TO A POTENTIAL AUTOMATIC CALL, WHICH EXPOSES YOU TO REINVESTMENT RISK — The notes are subject to a potential Automatic Call. If the notes are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that provide the same return as the notes. Any payment on the notes will not be increased to include reimbursement for any discounts or commissions and hedging and other transaction costs, even upon an Automatic Call.

•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the Underlyings, which may be significantly greater than the applicable call premium. Because the closing level of the Underlyings at various times during the term of the notes could be higher than the Observation Levels of the Underlyings on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Underlyings.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlyings from the Strike Date to the Final

Valuation Date. For example, if the notes are not automatically called and the closing level of an Underlying on the first four Valuation Dates is lower than the closing level of that Underlying on the Final Valuation Date, you may receive less at maturity than you would have received had the notes measured the point-to-point performance of that Underlying from the Strike Date to the Final Valuation Date. Similarly, if the closing level of an Underlying on the first four Valuation Dates is lower than its Call Level but the closing level of that Underlying on the Final Valuation Date is greater than its Call Level and the notes are not automatically called, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of the Underlyings from the Strike Date to the Final Valuation Date.

•	THE PROBABILITY THAT THE NOTES WILL BE AUTOMATICALLY CALLED WILL DEPEND ON THE VOLATILITY OF EACH UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Observation Level of such Underlying on any Review Date could be less than its Call Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of any Underlying as of the Pricing Date. The volatility of the Underlyings can change significantly over the term of the notes. The levels of the Underlyings could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose a significant amount of your principal at maturity.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Risks Relating to the Underlyings

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE UNDERLYINGS — The notes are linked to the individual performance of each Underlying. As such, the notes will perform poorly if only one of the Underlyings performs poorly. For example, if one Underlying appreciates from its Initial Level to its Final Level, but the Final Level of the Lowest Performing Underlying is less than its Call Level, you will be exposed to the depreciation of the Lowest Performing Underlying and you will not benefit from the performance of any other Underlying. Each additional Underlying to which the notes are linked increases the risk that the notes will perform poorly. By investing in the notes, you assume the risk that the performance of at least one of the Underlyings will be negative, regardless of the performance of any other Underlying.

It is impossible to predict the relationship between the Underlyings. If the performances of the Underlyings exhibit no relationship to each other, it is more likely that one of the Underlyings will cause the notes to perform poorly. However, if the performances of the equity securities included in each Underlying are related such that the performances of the Underlyings are correlated, then there is less likelihood that only one Underlying will cause the notes to perform poorly. Furthermore, to the extent that each Underlying represents a different market segment or market sector, the risk of one Underlying performing poorly is greater. As a result, you are not only taking market risk on each Underlying, you are also taking a risk relating to the relationship among the Underlyings.

•	THE NOTES ARE LINKED TO THE RUSSELL 2000® INDEX AND ARE SUBJECT TO THE RISKS ASSOCIATED WITH SMALL-CAPITALIZATION COMPANIES— The Russell 2000® Index is composed of equity securities issued by companies with relatively small market capitalization. These equity securities often have greater stock price volatility, lower trading volume and less liquidity than the equity securities of large-capitalization companies, and are more vulnerable to adverse business and economic developments than those of large-capitalization companies. In addition, small-capitalization companies are typically less established and less stable financially than large-capitalization companies. These companies may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. Therefore, the Russell 2000® Index may be more volatile than it would be if it were composed of equity securities issued by large-capitalization companies.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS — Your return on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings. The return on your investment is not the same as the total return you would receive based on the purchase of the equity securities that comprise the Underlyings.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlyings.

•	GOVERNMENT REGULATORY ACTION, INCLUDING LEGISLATIVE ACTS AND EXECUTIVE ORDERS, COULD RESULT IN MATERIAL CHANGES TO THE UNDERLYINGS AND COULD NEGATIVELY AFFECT YOUR RETURN ON THE NOTES — Government regulatory action, including legislative acts and executive orders, could materially affect the Underlyings. For example, in response to recent executive orders, stocks of companies that are determined to be linked to the People’s Republic of China military, intelligence and security apparatus may be delisted from a U.S. exchange, removed as a component in indices or exchange traded funds, or transactions in, or holdings of, securities with exposure to such stocks may otherwise become prohibited under U.S. law. If government regulatory action results in such consequences, there may be a material and negative effect on the notes.

Risks Relating to the Issuer

•	The Notes are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Risks Relating to Conflicts of Interest

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the Underlyings. We, any dealer or our or their respective affiliates may also trade in instruments related to the Underlyings from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent for the offering of the notes, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

• UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the level of any Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o       the expected and actual volatility of the Underlyings;

o	the expected and actual correlation, if any, between the Underlyings;

o	the time to maturity of the notes;

o	the dividend rate on the equity securities included in the Underlyings;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the components included in the Underlyings or markets generally and which may affect the levels of the Underlyings; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using proprietary pricing models dependent on inputs such as volatility, correlation, dividend rates, interest rates and other factors, including assumptions about future market events and/or environments. These inputs may be market-observable or may be based on assumptions made by us in our discretionary judgment. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE notes — The internal funding rate we use in structuring securities such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models, the related inputs and other factors, including our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is higher than our secondary market credit spreads, our secondary market bid for your notes could be less favorable than what other dealers might bid because, assuming all else equal, we use the higher internal funding rate to price the notes and other dealers might use the lower secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs, which may include discounts and commissions that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the closing levels of the Underlyings from January 3, 2017 through February 11, 2022. We obtained the closing levels below from Bloomberg, without independent verification.

The historical levels of the Underlyings should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the Underlyings on any Review Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.

For additional information on the Underlyings, see “The Reference Indices—The S&P Dow Jones Indices—The S&P U.S. Indices—The S&P 500® Index” and “The Reference Indices—The FTSE Russell Indices—The Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement.

The closing level of the S&P 500® Index on February 11, 2022 was 4418.64.

The closing level of the Russell 2000® Index on February 11, 2022 was 2030.146.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “United States Federal Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Pricing Date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “United States Federal Tax Considerations—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2023 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Pricing Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $4.50 per $1,000 principal amount of notes and will forgo discounts and commissions for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

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